Terms of Preferred Shares Series 13
          The following are the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 13:
(i) DIVIDENDS
     1. The holders of Preferred Shares Series 13 shall be entitled to receive and the Bank shall pay thereon as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act (as hereinafter defined), non-cumulative preferential cash dividends payable on each Dividend Payment Date (as hereinafter defined) in each year at a quarterly rate equal to $0.30 per share. The first of such dividends, if declared, shall be paid on July 27, 2005 and shall be $0.4405 per share, based on the anticipated issue date of March 15, 2005.
     2. (a) Dividends on the Preferred Shares Series 13 shall be paid by cheque of the Bank, in lawful money of Canada payable at par at any branch of the Bank in Canada in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01), (less any tax required to be deducted and withheld by the Bank). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Preferred Shares Series 13 to the address of such registered holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day prior to the Dividend Payment Date shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date to the extent of the amount represented thereby (plus any tax deducted and withheld therefrom as required by law) unless such cheque is not paid upon due presentation, provided that if the Preferred Shares Series 13 are held in the Book-Entry System (as hereinafter defined), the Bank shall provide or cause to be provided to the depository funds in the aggregate amount of the dividends payable on such Dividend Payment Date (i) by cheque of the Bank delivered to the depository not less than two Business Days prior to such Dividend Payment Date or (ii) on or prior to the Dividend Payment Date in such manner as the Bank and the depository shall agree. A dividend which is represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remains unclaimed for a period of six years from the date on which it was declared to be payable and set apart for payment shall be forfeited to the Bank.
          (b) If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares Series 13, on or before the Dividend Payment Date for a particular quarter then the entitlement of the holders of the Preferred Shares Series 13 to such dividends, or to any part thereof, for such quarter shall be forever extinguished.
(ii) RIGHTS ON LIQUIDATION
     In the event of the liquidation, dissolution or winding-up of the Bank or any distribution of assets of the Bank for the purpose of winding up its affairs, the holders of the Preferred Shares Series 13 shall be entitled to receive the sum of $25.00 for each Preferred Share Series 13, together with all dividends declared and unpaid to the date of distribution, before any amounts shall be paid or any assets of the Bank shall be distributed to the holders of any shares ranking junior to the Preferred Shares Series 13. The holders of the Preferred Shares Series 13 shall not be entitled to share in any further distribution of the property or assets of the Bank.
(iii) PURCHASE FOR CANCELLATION
          Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent of Financial Institutions Canada or the official of the Government of Canada having at the time similar authority (the “Superintendent”), the Bank may at any time or times purchase for cancellation the whole or any part of the Preferred Shares Series 13 outstanding from time to time, in the open market, at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable.
(iv) REDEMPTION
     1. Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent, the Preferred Shares Series 13 shall be redeemable as follows:
Prior to April 28, 2010, the Bank may not redeem any of the Preferred Shares Series 13.
On or after April 28, 2010, the Bank, upon giving notice as hereinafter provided, may redeem, at any time all, or from time to time any part, of the outstanding Preferred Shares Series 13, at the option of the Bank to be stipulated in the notice hereinafter provided, by the payment of an amount in cash for each such share to be redeemed of:
(a)	$26.00, if redeemed during the period commencing April 28, 2010 and ending April 26, 2011;

(b)	$25.75, if redeemed during the period commencing April 27, 2011 and ending April 25, 2012;

(c)	$25.50, if redeemed during the period commencing April 26, 2012 and ending April 25, 2013;

(d)	$25.25, if redeemed during the period commencing April 26, 2013 and ending April 27, 2014; and

(e)	$25.00, if redeemed at any time on or after April 28, 2014;
in each case, together with declared and unpaid dividends to the date fixed for redemption (the “Cash Redemption Price”).
     2. In the case of partial redemptions, Preferred Shares Series 13 to be redeemed shall be selected by lot (in single shares or in units of 10 shares or less) or in such manner as the Board of Directors of the Bank in its sole discretion may, by resolution, determine.

     3. Subject to the provisions of Section (vii), in any case of redemption of Preferred Shares Series 13 hereunder, the Bank shall, at least 30 days and not more than 60 days before the date fixed for redemption, give to each person who at the date of mailing is the holder of Preferred Shares Series 13 to be redeemed a notice in writing of the intention of the Bank to redeem such shares. Such notice shall be given by prepaid mail addressed to each holder of Preferred Shares Series 13 to be redeemed at the last address of such holder as it appears on the books of the Bank or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Bank; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Preferred Shares Series 13 to be redeemed. Such notice shall set out the number of such Preferred Shares Series 13 held by the person to whom it is addressed which are to be redeemed, the Cash Redemption Price and the date on which the redemption is to take place. In addition to the foregoing notice, the Bank shall publish a single notice, in the manner in which it publishes dividend notices, of its intention to redeem a specified number of Preferred Shares Series 13.
     4. Subject to the provisions of Section (vii), on and after the date so specified for redemption, the Bank shall either pay or cause to be paid to the holders of the Preferred Shares Series 13 to be redeemed the Cash Redemption Price on presentation and surrender at any office of the transfer agent and registrar of the Bank for the Preferred Shares Series 13, or at any other place or places within Canada designated by such notice, of the certificate or certificates for the Preferred Shares Series 13 so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Bank. If a part only of such Preferred Share Series 13 represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Bank. Subject to the following paragraph 5 of this section (iv), from and after the date specified in any such notice, the Preferred Shares Series 13 called for redemption shall be deemed to be redeemed and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Cash Redemption Price shall not be duly made by the Bank upon presentation and surrender of the certificate or certificates for the Preferred Shares Series 13.
     5. At any time after notice of redemption is given as aforesaid, the Bank shall have the right to deposit the monies representing the Cash Redemption Price of any or all Preferred Shares Series 13 called for redemption with the Bank or with any trust company or trust companies in Canada named in the notice of redemption, including the transfer agent and registrar for the Preferred Shares Series 13, to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid upon surrender to the Bank or such trust company or trust companies of the certificate or certificates representing the same. Any such deposit shall constitute payment and satisfaction of the Cash Redemption Price of the shares for which the deposit is made and the rights of the holders of such shares shall be limited to receiving the proportion (less any tax required to be deducted or withheld therefrom) of the amounts so deposited applicable to such shares (which amount for greater certainty shall include all declared and unpaid dividends up to and including the date fixed for redemption), without interest upon presentation and surrender of the certificates representing the Preferred Shares Series 13 being redeemed. Any interest allowed on such deposit shall belong to the Bank.

(v) RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES
          So long as any of the Preferred Shares Series 13 are outstanding, the Bank shall not at any time, without the approval of the holders of the Preferred Shares Series 13 given as provided in Section (ix):
(a)	declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Preferred Shares Series 13 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 13); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Share Series 13 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 13); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares Series 13; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 13;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect to each series of non-cumulative Preferred Shares (including the Preferred Shares Series 13) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
(vi) VOTING RIGHTS
          Holders of Preferred Shares Series 13 shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares Series 13 in any quarter. In that event, subject as hereinafter provided, such holders shall be entitled to receive notice of and to attend meetings of shareholders at which directors are to be elected and shall be entitled to one (1) vote for each Preferred Share Series 13 held (collectively, the “voting rights”). The voting rights of the holders of the Preferred Shares Series 13 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares Series 13 to which the holders are entitled hereunder subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares Series 13 in any quarter, in which event such voting rights shall become effective again and so on from time to time.

(vii)	REGISTRATION OF PREFERRED SHARES SERIES 13 AND PURCHASE, TRANSFER, REDEMPTION AND EXCHANGE THROUGH THE BOOK-ENTRY SYSTEM
     1. Except as otherwise provided in section (vii)(2) below, the Preferred Shares Series 13 will be issued in “book-entry only” form and must be purchased, transferred, redeemed or exchanged through participants (“Participants”) in the Book-Entry System of The Canadian Depository for Securities Limited or a successor (collectively “CDS”), or its nominee, which include securities brokers and dealers, banks and trust companies. The Preferred Shares Series 13 will be represented in the form of a single fully-registered global certificate in the aggregate number of Preferred Shares Series 13 issued by the Bank and outstanding (the “Global Certificate”) and shall be registered in the name of CDS, or its nominee. Except as described in section (vii)(2) below, no beneficial holder of Preferred Shares Series 13 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that person’s ownership thereof, and no beneficial holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser.
     2. If (i) required by applicable law, (ii) the Book-Entry System ceases to exist, (iii) the Bank determines, or CDS notifies the Bank in writing, that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Share Series 13 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to terminate the book entry system, then certificates representing the Preferred Shares Series 13 will be issued to beneficial holders thereof or their nominees.
     3. A transfer, redemption or exchange of Preferred Shares Series 13 will be effected through records maintained by CDS, or its nominee, with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Beneficial holders of Preferred Shares Series 13 who are not Participants, but who desire to purchase, sell or otherwise transfer or exchange ownership of or other interests in the Preferred Shares Series 13, may do so only through Participants.
     4. Payments of dividends and other amounts in respect of the Preferred Shares Series 13 will be made by the Bank to CDS, or its nominee, as the case may be, as registered holder of the Preferred Shares Series 13. As long as CDS, or its nominee, is the registered owner of the Preferred Shares Series 13, CDS, or its nominee, as the case may be, will be considered the sole owner of the Preferred Shares Series 13 for the purposes of receiving payment on the Preferred Shares Series 13.
(viii) ISSUE OF ADDITIONAL PREFERRED SHARES AND AMENDMENTS TO PREFERRED SHARES SERIES 13
A.	Issue of Additional Preferred Shares
          The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares Series 13 without the authorization of the holders of the Preferred Shares Series 13.
B.	Amendments to Preferred Shares Series 13

          The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 13 given as specified in Section (ix) delete or vary any rights, privileges, restrictions and conditions attached to the Preferred Shares Series 13. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior consent of the Superintendent make any such deletion or variation which might affect the classification afforded the Preferred Shares Series 13 from time to time for capital adequacy purposes pursuant to the Bank Act, or pursuant to regulations and guidelines thereunder.
(ix) APPROVAL OF HOLDERS OF PREFERRED SHARES SERIES 13
          Any approval given by the holders of Preferred Shares Series 13 shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of the Preferred Shares Series 13 duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares Series 13 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting, the holders of a majority of the outstanding Preferred Shares Series 13 are not present or represented by proxy within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares Series 13 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares Series 13. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares Series 13 shall be entitled to one (1) vote in respect of each Preferred Share Series 13 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.
(x) INTERPRETATION
A.	Interpretation

For the purposes hereof, the following expressions have the following meanings:

“Bank Act” means the Bank Act (Canada) and any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time;

“Book-Entry System” means the record entry securities transfer and pledge system known as at the date of first issue of the Preferred Shares Series 13 by the name “Depository System”, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS for book-entry only securities in force from time to time or any successor system thereof;

“Business Day” means a day other than a Saturday, a Sunday or any other day which is a national holiday in Canada;

“Cash Redemption Price” has the meaning attributed thereto in Section (iv)(l);

“CDS” has the meaning attributed thereto in Section (vii)(l);

“Common Shares” means the common shares of the Bank as a class;

“Dividend Payment Dates” means the third last Business Day of each of the months of January, April, July and October in each year;

“Participants” has the meaning attributed thereto in Section (vii)(l);

“Preferred Shares” means the preferred shares of the Bank as a class;

“Superintendent” has the meaning attributed thereto in Section (iii); and

the expressions “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions as used herein have reference to the order of priority only in payment of dividends and/or in the distribution of assets in the event of any liquidation, dissolution of winding up of the Bank, whether voluntary or involuntary, or distribution of the assets of the Bank among its shareholders for the purpose of winding up its affairs.

B.	Other Payment Matters

(1)	In the event that any date on which any dividend on the Preferred Shares Series 13 is payable by the Bank, or on or by which any other action is required to be taken by the Bank hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(2)	In the event of the non-receipt of a cheque by the holder of the Preferred Shares Series 13 entitled to such cheque, or the loss or destruction thereof, the Bank, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Bank, shall issue to such holder a replacement cheque for the amount of such cheque.
(xi) TAX ELECTION
     The Bank shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under Part VI.1 of the said Act at a rate such that no holder of the Preferred Shares Series 13 will be required to pay tax on dividends received on the Preferred Shares Series 13 under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this section will prevent the Bank from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or part of the Bank’s liability for tax under section 191.1 of such Act to that taxable Canadian corporation in accordance with section 191.3 of such Act.